USD PARTNERS LP

811 Main Street, Suite 2800

Houston, Texas 77002

October 6, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-4628

Attn:	Susan Block
Division of Corporation Finance

Re:	USD Partners LP
Registration Statement on Form S-1
File No. 333-198500

Dear Ms. Block:

On behalf of USD Partners LP (the “Partnership”) and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated to 4:00 p.m., Washington, D.C. time, on October 8, 2014, or as soon as practicable thereafter.

The Partnership hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Partnership may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

USD PARTNERS LP

By:	USD Partners GP LLC, its general partner

By:	/s/ Daniel K. Borgen
Daniel K. Borgen
Chief Executive Officer and President

cc:	Sean T. Wheeler, Latham & Watkins LLP

Keith Benson, Latham & Watkins LLP

Douglas E. McWilliams, Vinson & Elkins L.L.P.

Sarah K. Morgan, Vinson & Elkins L.L.P.